Exhibit 99.1

Bell acquires Longueuil-based Internet provider EBOX

•	EBOX to continue offering residential Internet services to consumers in Québec and parts of Ontario under the EBOX brand

MONTRÉAL, February 24, 2022—Bell today announced it has acquired EBOX, an Internet, telephone and television service provider based in Longueuil, Québec. Bell will maintain the EBOX brand and operations, and EBOX will continue providing compelling telecommunications services for consumers and businesses in Québec and parts of Ontario.

As part of its commitment to provide Québec residents with fast, reliable telecommunications services now and in the future, Bell invests heavily in network infrastructure and expansion throughout urban and rural Québec. Under Bell, EBOX will benefit from the resources and scale necessary to support the growth of the business and continue delivering improvements to the great services at competitive prices that have earned them loyal customers over the past 25 years.

“The acquisition of EBOX will further strengthen Bell’s presence in Québec, a key market for our business. I want to commend the founders, Jean-Philippe Béïque and Dominic Letourneau, for the great work they have done with EBOX to bring this company to the level it has reached today. I’m very proud and grateful that they put their trust in Bell to continue their mission in Québec.”

•	Karine Moses, Vice Chair, Québec, Bell

As part of this acquisition, Bell participated in a formal sale process, initiated by the EBOX founders. After 25 years leading EBOX, M. Jean-Philippe Béïque and M. Dominic Letourneau have decided that the time is right to step away from the business to pursue other challenges. EBOX will continue to operate on a standalone basis based in Longueuil and existing operations will continue under the leadership of Isis Thiago De Souza, VP and General Manager, EBOX.

“We are delighted to join the Bell family and continue the great work that Jean-Philippe and Dominic started 25 years ago to provide great Internet service to customers in Québec and Ontario. This acquisition will enable EBOX to continue to provide great value and service to our customers with the added benefit of Bell’s scale and technology to help us grow our business and make EBOX available to even more residents and businesses in the years to come.”

•	Isis Thiago De Souza, VP & General Manager, EBOX

About Bell

Bell is Canada’s largest communications company, providing advanced broadband wireless, TV, Internet, media and business communication services throughout the country. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities with a commitment to the highest environmental, social and governance (ESG) standards. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

About EBOX

EBOX is the largest independent Internet provider in Québec. For over 25 years, the company has been providing quality Internet services to many businesses, organizations and individuals in Québec and Ontario. EBOX has been recognized by Protégez-Vous as one of the top telecommunications companies for customer satisfaction for five consecutive years (2017-2021). For more information, visit www.ebox.ca.

Media inquiries

Caroline Audet

caroline.audet@bell.ca

Investor inquiries

Richard Bengian

richard.bengian@bell.ca

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including statements relating to our network deployment and capital investment plans, including our commitments for Québec, as well as the benefits expected to result therefrom, our plans regarding EBOX, the benefits expected to result from the acquisition for both EBOX and Bell, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbor” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Our network deployment and capital investment plans and the benefits expected to result therefrom and from the above-mentioned acquisition are subject to risks and, accordingly, there can be no assurance that our network deployment plans will be completed, that our anticipated capital expenditures will be made or that the benefits expected to result therefrom or from the acquisition of EBOX will be realized. The completion of our network deployment plans assumes, among others, the availability of sufficient equipment, labour and capital. However, there can be no certainty that the required equipment, labour and sources of capital will be available with the result that our actual network deployments and capital expenditures could materially differ from current expectations. For additional information on assumptions and risks underlying certain of our forward-looking statements made in this news release, please consult BCE Inc.’s (BCE) Safe Harbour Notice Concerning Forward-Looking Statements dated February 3, 2022, and BCE’s news release dated February 3, 2022 announcing its financial results for the three-month period and year ended December 31, 2021, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.